EXHIBIT 12.1
IMAX Corporation
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges:

	Nine months
	ended
	September 30,	Years ended December 31,
	2008	2007	2006	2005	2004	2003
	(in thousands of dollars, except ratio data)
Earnings:
(Loss) income from continuing operations before income taxes and minority interest	$(23,804)	$(28,470)	$(11,904)	$7,008	$6,444	$174
Loss from equity-accounted investees	—	—	—	—	—	(2,496)

	(23,804)	(28,470)	(11,904)	7,008	6,444	(2,322)

Fixed charges:
Interest Expense	12,240	15,825	15,651	15,665	15,906	15,096
Amortization of capitalized expenses related to indebtedness	1,067	1,267	1,108	1,210	1,164	704
Estimate of interest within rental expense[1]	880	1,110	988	918	757	685

	14,187	18,202	17,747	17,793	17,827	16,485

Earnings before fixed charges	$(9,617)	$(10,268)	$5,843	$24,801	$24,271	$14,163

Ratio of earnings to fixed charges	(0.68)	(0.56)	0.33	1.39	1.36	0.86

Additional earnings required to achieve earnings to fixed charges ratio of 1:1	$23,804	$28,470	$11,904	$—	$—	$2,322

[1]	Management considers approximately 22% of Company’s rental expense to reasonably approximate imputed interest.